FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1
to
ANNUAL REPORT
OF

REPUBLIC OF SOUTH AFRICA
(Name of Registrant)

Date of end of last fiscal year: March 31, 2004

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

WILLIAM F. GORIN, ESQ.
Cleary Gottlieb Steen & Hamilton LLP
1 Liberty Plaza
New York, New York 10006

____________

*	The Registrant is filing this annual report on a voluntary basis.

Explanatory Note

     The purpose of this amendment to the Annual Report on Form 18-K (the “Annual Report”) of the Republic of South Africa (the “Republic”) for the fiscal year ended March 31, 2004 is to replace the Republic of South Africa Budget Review 2004, previously filed as Exhibit 99.A to the Republic’s Amendment No. 1 on Form 18-K/A to the Republic’s Annual Report on Form 18-K for the fiscal year ended March 31, 2003, with the Republic of South Africa Budget Review 2005, attached hereto as Exhibit 99.C.

     This amendment to the Annual Report comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibit:

Exhibit 99.C — Republic of South Africa Budget Review 2005.

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of South Africa, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on the 8th day of March 2005.

REPUBLIC OF SOUTH AFRICA

By:	/s/ Phakamani Hadebe

Phakamani Hadebe
Attorney-in-fact for
Trevor Manuel
Minister of Finance
National Treasury
Republic of South Africa

EXHIBIT INDEX

Exhibit	Description

24	Power of Attorney, dated May 14, 2004.*

99.C	Copy of the Republic of South Africa Budget Review 2005.

99.D	Description of the Republic of South Africa, dated December 23, 2004.*

*	Previously filed